March 1, 2013

VIA EDGAR

Kimberly Browning
Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

SkyBridge G II Fund, LLC
(File Nos. 333-174399 and 811-22561)

Dear Ms. Browning:

SkyBridge G II Fund, LLC (the “Company”) hereby requests that the effective date of the Prospectus filed Wednesday January 30, 2013 on Form N-2 (filed as a POS 8C) under the Securities Act of 1933 (the “Prospectus”) be accelerated to today or as soon as possible thereafter.

We request that we be notified of such effectiveness by a telephone call to Shawn Pelsinger of Shearman & Sterling LLP at (212) 848-5242, and that such effectiveness also be confirmed in writing.

The Company acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the Prospectus effective, it does not foreclose the Commission from taking any action with respect to the Prospectus.  In addition, the Company acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Prospectus effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Prospectus.  The Company further acknowledges that it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SkyBridge G II Fund, LLC

By:	/s/ Christopher Hutt
	Name:	Christopher Hutt
	Title:	Vice President